United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐   No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	6
Signature Page	7

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33.300.019.766

EXCERPT OF THE MINUTES OF THE

EXTRAORDINARY BOARD OF DIRECTORS MEETING

On April 14, 2015, at 9:30am, met, extraordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, RJ, Messrs. Dan Conrado — Chairman, Marcel Juviniano Barros, Gueitiro Matsuo Genso, Robson Rocha and Sérgio Alexandre Figueiredo Clemente, and the alternates Messrs. Luiz Maurício Leuzinger, Eduardo de Oliveira Rodrigues Filho, Isao Funaki and Laura Bedeschi Rego de Mattos. Present, also, Mr. Clovis Torres, as Secretary. Therefore, the Board of Directors has unanimously resolved upon the following: “3.1.1 PAYMENT OF 1st INSTALLMENT OF SHAREHOLDER REMUNERATION - 2015 — In compliance with Vale Dividend Policy to Shareholder, approved in the Extraordinary General Shareholder Meeting held on April 27, 2005, and with the Announcements released on January 30, 2015 and on March 16, 2015, the Board of Directors, upon the Fiscal Council favorable report, as mentioned by the member of the Fiscal Council Mr. Arnaldo José Vollet, who attended the meeting according to article 163 § 3º of the Brazilian Corporate Law, approved the payment, as of April 30, 2015, of the first installment of shareholder’s remuneration for 2015, in the total amount of R$3.101.100.000,00, to be paid as interest on shareholders equity, representing an advance of the destination from the result of the 2015 fiscal year, equivalent to R$0,601760991 per outstanding common or preferred shares issued by Vale, which is subject to withholding income tax at the current applicable rate. All the holders, which on April 14, 2015 have shares issued by Vale, which on April 17, 2015 have Vale’s American Depositary Receipts or Vale’s Hong Kong Depositary Receipts, the latter at the close of business on April 17, 2015, shall be entitled to receive such payment.”. I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, April 14 2015.

Clovis Torres

Secretary

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

EXTRACT OF MINUTES OF REGULAR MEETING OF THE FISCAL COUNCIL

On March 27th, 2015, at 9:30 am, met, ordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, Messrs. Marcelo Amaral Moraes — Chairman, Aníbal Moreira dos Santos, Arnaldo José Vollet, Dyogo Henrique de Oliveira. Present, also, Mr. Cleber Santiago, as secretary. Therefore, the Fiscal Council was informed, decided and adopted the subject:

12 — REMUNERATION TO SHAREHOLDERS: Attended to the meeting Mrs. Sônia Zagury, Treasure and Corporate Finance Director, and Mr. Felipe Aigner, Treasure Director, that did an explanation about the cash balance of the company.

The members of the Fiscal Council analyzed the Executive Board’s proposal represent the payment of the first installment of shareholders remuneration, to be referred to the Board of Directors, as DDE-076/2015. At the end was issued an “OPINION OF FISCAL COUNCIL ON REMUNERATION TO SHAREHOLDERS”, attached to the minute.

I hereby attest that the information above was excerpted from the Minutes taken from the Registry of the Minutes of the Fiscal Council of Directors Meetings of the Company.

Rio de Janeiro, March 27, 2015.

Cleber Santiago

Secretary

OPINION OF FISCAL COUNCIL ON REMUNERATION TO SHAREHOLDERS

The Fiscal Council of Vale S.A. (“Vale”), in performing its legal and statutory duties, having analyzed the Executive Board’s proposal for payment of first installment of shareholders remuneration, as DDE- 076/2015, has the opinion that the proposal is in condition to be appreciated by Board of Directors of the Company.

Rio de Janeiro, March 27, 2015.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Paulo Fontoura Valle
Counselor	Counselor

Press Release

Vale pays dividend to shareholders

Rio de Janeiro, April 14, 2015 — Vale S.A. (Vale) informs that its Board of Directors approved today the payment of the first installment of the 2015 minimum dividend of US$ 1 billion (R$ 3.101.100.000,00),  equivalent to US$ 0.194047593 (R$ 0.601760991) per outstanding common or preferred share.

Form of payment

Payment of the dividend will be made as follows:

1.              Distribution of R$ 3,101,100,000.00 equivalent to R$ 0.601760991 per outstanding common or preferred share, based on the number of shares on April 14, 2015 (5,153,374,926), being in the form of interest on capital.

The values were obtained from the conversion of the US dollar value into Brazilian reais using the exchange rate for the sale of US dollar (Ptax — option 5 code), as informed by the Central Bank of Brazil on April 13, 2015, of R$ 3.1011 per US dollar, as announced on January 30, 2015 and March 16, 2015.

2.              The payment will be made as of April 30, 2015. The holders of American Depositary Receipts (ADRs) and Hong Kong Depositary Receipts (HDRs) will receive the payment through JP Morgan, the depositary agent for the ADRs and HDRs, on May 7 and 12, 2015, respectively.

3.              All shareholders on these respective record dates will have the right to the dividend payment. The record date for the owners of shares traded on the BM&F Bovespa is April 14, 2015. The record date for the holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris is April 17, 2015 and for the holders of HDRs traded on the Hong Kong Stock Exchange (HKEx) is at the close of business in Hong Kong on April 17, 2015.

4.              Vale shares will start trading ex-dividend on BM&F Bovespa, NYSE and Euronext Paris as of April 15, 2015, and on HKEx as of April 16, 2015.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: Fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: April 14, 2015		Director of Investor Relations